82-1716

Power Financial Corporation

02060203

Corporation Financière Power

SUPPL

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PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
NOV 20 2002
WASH. D.C. 180 SECTION

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dlw 12/4

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 / Telecopier (514) 286-7424

Power Financial Corporation

FOR IMMEDIATE RELEASE

NINE-MONTH OPERATING EARNINGS PER SHARE INCREASE 15.5%; DIVIDEND INCREASED

London, Ontario, November 14, 2002 -- Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2002 were $806 million or $2.23 per share, compared with $694 million or $1.93 per share for the same period in 2001. This represents a 15.5 per cent increase on a per share basis, primarily reflecting growth in the contribution to operating earnings from Power Financial's subsidiaries and affiliate.

Other income of a non-recurring nature for the nine-month period consisted of a charge of $62 million or $0.18 per share, representing the impact on the Corporation's third quarter earnings of non-operating items recorded within the Pargesa group. Other income for the nine-month period in 2001 was $270 million and was substantially offset by goodwill amortization of $75 million and Power Financial's $189 million share of specific charges recorded by Great-West Lifeco. Under revised accounting standards effective January 1, 2002, goodwill is no longer amortized.

As a result, net earnings were $744 million or $2.05 per share for the nine-month period ended September 30, 2002, compared with $700 million or $1.95 per share for the same period last year.

- more -

Power Financial Corporation

THIRD QUARTER RESULTS

For the quarter ended September 30, 2002, operating earnings of the Corporation were $272 million or $0.75 per share, compared with $237 million or $0.66 per share in the third quarter of 2001.

Including other income, consisting of the $62 million charge described above, net earnings were $210 million or $0.57 per share in the third quarter of 2002. In the corresponding period last year, net earnings were $206 million or $0.57 per share, and included goodwill amortization of $30 million, Power Financial's $58 million share of specific charges recorded by Great-West Lifeco, and other income of $57 million.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC.

Net income attributable to common shareholders of Great-West Lifeco Inc. for the nine-month period ended September 30, 2002 was $696 million or $1.889 per common share, compared with $326 million or $0.877 per share reported for the same period of last year.

Adjusted to exclude goodwill amortization and non-recurring specific charges, nine-month earnings per share would have been $1.645 in 2001. When compared on this basis, nine-month earnings per share in 2002 represent an increase of 15 per cent over the 2001 figure.

INVESTORS GROUP INC.

Net income attributable to common shareholders of Investors Group Inc. for the nine-month period ended September 30, 2002 was $371.8 million or $1.40 per share, compared with $279.2 million or $1.15 per share for the same period in 2001, after excluding from the 2001 figure both the one-time restructuring charge of $54.1 million after tax taken in the second quarter of last year related to the acquisition of Mackenzie Financial Corporation, and goodwill amortization. This represents an increase of 21.9 per cent on a per share basis.

A change in accounting estimates effective April 1, 2001, related to amortization of sales commissions, reduced expenses and increased earnings for the nine-month period ended September 30, 2002 by $19.8 million after tax or $0.075 per share. This change was made to bring Investors into line with industry practice and the practice of its subsidiary, Mackenzie Financial. Excluding this change, earnings per share for the nine-month period would have been $1.33, representing an increase of 15.4 per cent over the 2001 figure.

PARJOINTCO N.V.

Parjointco N.V. holds Power Financial Corporation's interest in Pargesa Holding S.A. For the nine-month period ended September 30, 2002, Parjointco made a negative contribution of $2 million to Power Financial's earnings, including negative other income of $62 million in the third quarter. In the same period of last year, Parjointco contributed $110 million to net earnings, including other income of $73 million.

Power Financial Corporation

DIVIDENDS ON PREFERRED SHARES

A quarterly dividend was declared on the Series A First Preferred Shares payable February 15, 2003 to shareholders of record January 24, 2003 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

A quarterly dividend of $0.4375 per share was declared on the First Preferred Shares, Series B payable February 28, 2003 to shareholders of record February 7, 2003.

A quarterly dividend of $0.3250 per share was declared on the First Preferred Shares, Series C payable January 31, 2003 to shareholders of record January 10, 2003.

A quarterly dividend of $0.34375 per share was declared on the First Preferred Shares, Series D payable January 31, 2003 to shareholders of record January 10, 2003.

A quarterly dividend of $0.328125 per share was declared on the First Preferred Shares, Series E payable January 31, 2003 to shareholders of record January 10, 2003.

A quarterly dividend of $0.36875 per share was declared on the First Preferred Shares, Series F payable January 31, 2003 to shareholders of record January 10, 2003.

- more -

Power Financial Corporation

DIVIDEND ON COMMON SHARES

A quarterly dividend of $0.28 per share was declared on the common shares payable January 31, 2003 to shareholders of record December 30, 2002. This represents an increase of 2¢ or 7.7 per cent over the previous quarterly dividend of $0.26.

Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Vice-President, General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

SUMMARY OF FINANCIAL RESULTS

For the nine-month period ended September 30 (in millions of dollars)	**2002**		2001	
	Total[1]	per share	Total[1]	per share
Operating earnings	**806**	**2.23**	694	1.93
Goodwill amortization	-	-	(75)	(0.21)
Share of specific charges	-	-	(189)	(0.55)
Other income	**(62)**	**(0.18)**	270	0.78
Net earnings	**744**	**2.05**	700	1.95

(1) before dividends on preferred shares

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS AS AT

	Millions	
	September 30, 2002	December 31, 2001
Assets		
Cash and cash equivalents	$ 2,732	$ 2,120
Investments		
Shares	1,474	1,500
Bonds	32,428	32,585
Mortgages and other loans	14,804	15,237
Real estate	1,262	1,276
	49,968	50,598
Investment in affiliate, at equity	1,513	1,406
Goodwill and intangibles (Note 2)	5,081	4,796
Future income taxes	391	483
Other assets	7,905	7,666
	$ 67,590	$ 67,069
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 44,254	$ 43,909
Other	3,771	3,690
Deposits and certificates	700	671
Long-term debt	2,253	2,437
Future income taxes	419	269
Other liabilities	5,073	5,791
	56,470	56,767
Non-controlling interests	4,574	4,474
Shareholders' Equity		
Stated capital (Note 3)		
Preferred shares	900	750
Common shares	548	547
Retained earnings	4,646	4,202
Foreign currency translation adjustments	452	329
	6,546	5,828
	$ 67,590	$ 67,069

(unaudited)

Power Financial Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions, except per share amounts)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Revenues				
Premium income	$ 3,110	$ 2,545	$ 8,307	$ 7,612
Investment income	922	920	2,827	2,842
Fee income	886	954	2,776	2,592
	4,918	4,419	13,910	13,046
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,522	2,994	9,434	8,820
Commissions and operating expenses	866	967	2,772	2,820
Special charges	-	-	-	202
Interest expense	36	18	111	59
	4,424	3,979	12,317	11,901
	494	440	1,593	1,145
Share of earnings of affiliate	14	3	60	37
Other income (expenses), net (Note 6)	(62)	57	(62)	208
Earnings before income taxes, amortization of goodwill and non-controlling interests	446	500	1,591	1,390
Income taxes	138	185	524	411
Amortization of goodwill	-	44	-	100
Non-controlling interests	98	65	323	179
Net earnings	$ 210	$ 206	$ 744	$ 700
Earnings per common share (Note 5)				
Basic	$ 0.57	$ 0.57	$ 2.05	$ 1.95
Diluted	$ 0.56	$ 0.56	$ 2.02	$ 1.92
Earnings before amortization of goodwill per common share				
Basic	$ 0.57	$ 0.65	$ 2.05	$ 2.16
Diluted	$ 0.56	$ 0.64	$ 2.02	$ 2.13

(unaudited)

Power Financial Corporation

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions For the nine months ended September 30 2002	2001
Retained earnings, beginning of year	$ 4,202	$ 3,663
Add		
Net earnings	744	700
	4,946	4,363
Deduct		
Dividends		
Preferred shares	32	23
Common shares	264	222
Excess of cost over stated value of common shares purchased for cancellation	-	15
Other	4	2
	300	262
Retained earnings, end of period	$ 4,646	$ 4,101

(unaudited)

Power Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions			
	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	2002	2001
Operating activities				
Net earnings	$ 210	$ 206	$ 744	$ 700
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	738	432	610	968
Decrease (increase) in funds withheld by ceding insurers	(416)	(294)	(61)	(543)
Amortization and depreciation	6	55	21	123
Future income taxes	(59)	60	22	(36)
Non-controlling interests	98	65	323	179
Other	(538)	(27)	(947)	(164)
Cash from operating activities	39	497	712	1,227
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(49)	(49)	(147)	(115)
Preferred shares	(10)	(8)	(29)	(24)
Common shares	(90)	(76)	(257)	(215)
	(149)	(133)	(433)	(354)
Issue of common shares	-	-	1	-
Issue of preferred shares	150	-	150	-
Issue of common shares by subsidiaries	2	-	19	-
Repurchase of common shares	-	(15)	-	(15)
Repurchase of common shares by subsidiaries	(53)	(83)	(127)	(149)
Issue of preferred shares by a subsidiary	-	-	-	360
Issue of long-term debt, commercial paper and other loans	-	-	-	2,047
Repayment of long-term debt, commercial paper and other loans	(62)	(428)	(349)	(463)
Other	-	46	27	28
	(112)	(613)	(712)	1,454
Investment activities				
Bond sales and maturities	5,456	3,510	15,944	13,597
Mortgage loan repayments	405	610	1,272	2,129
Sale of shares	169	60	381	663
Change in loans to policyholders	238	(178)	68	(409)
Change in repurchase agreements	(55)	94	47	445
Investment in subsidiaries	-	-	-	(2,602)
Investment in bonds	(5,112)	(3,968)	(15,791)	(14,543)
Investment in mortgage loans	(363)	(442)	(1,056)	(1,832)
Investment in shares	(70)	(32)	(470)	(422)
Other	85	(23)	217	(37)
	753	(369)	612	(3,011)
Increase (decrease) in cash and cash equivalents	680	(485)	612	(330)
Cash and cash equivalents, beginning of period	2,052	1,986	2,120	1,831
Cash and cash equivalents, end of period	$ 2,732	$ 1,501	$ 2,732	$ 1,501

(unaudited)

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2002 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2001, except as noted below.

Goodwill

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3062 - Goodwill and Other Intangible Assets. *Under this standard, goodwill and intangible assets with an* indefinite life are no longer amortized but must be reviewed for impairment at least annually.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the three months and nine months ended September 30, 2002.

Goodwill amortization amounted to $44 million and $100 million respectively for the three months and nine months ended September 30, 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

Foreign Currency Translation

On January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. This change in accounting policy had no material effect on the financial statements of the Corporation.

Stock-Based Compensation

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based *payments to non-employees must be accounted for using a fair value-based method of accounting.* This new standard encourages, but does not require, the use of the fair value-based method to account for stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Subsidiaries of the Corporation issued stock options during the nine-month period ended September 30, 2002. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Moving Average Market Method

Effective July 1, 2002, Great-West Lifeco Inc. has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Corporation.

Comparative figures

Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the first nine months is as follows:

Goodwill		
Balance, beginning of year	$	4,796
Reclassification between goodwill and intangible assets		(1,389)
Reclassification between goodwill and future income taxes		216
Other		69
Balance, end of period	$	3,692
Intangible assets		
Balance, beginning of year	$	-
Reclassified from goodwill		1,389
Balance, end of period	$	1,389

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders portion of acquired future Participating account profits. These are indefinite life intangible assets and are not subject to amortization.

Note 3. Capital Stock and Stock Option Plan

Stated Capital

Authorized

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	September 30, 2002			December 31, 2001		
	Number of Shares		Stated Capital (in millions)	Number of Shares		Stated Capital (in millions)
Preferred Shares						
Series A First Preferred Shares	4,000,000	$	100	4,000,000	$	100
Series B First Preferred Shares	6,000,000		150	6,000,000		150
Series C First Preferred Shares	6,000,000		150	6,000,000		150
Series D First Preferred Shares	6,000,000		150	6,000,000		150
Series E First Preferred Shares	8,000,000		200	8,000,000		200
Series F First Preferred Shares	6,000,000		150			-
		$	900		$	750
Common Shares	346,856,840	$	548	346,701,840	$	547

Stock Option Plan

Options were outstanding at September 30, 2002 to purchase, until October 21, 2011, 7,230,000 common shares, at various prices from $5.06250 to $33.73 per share.

Power Financial Corporation

Note 4. Segmented information

Information on profit measure

For the three months ended September 30, 2002	Lifeco	Investors	Parjointco	Other	Total
		(in millions of dollars)			
Revenues					
Premium income	3,110				3,110
Net investment income	878	34		10	922
Fee income	441	445			886
	4,429	479	-	10	4,918
Expenses					
Insurance claims	3,522				3,522
Commissions, other operating expenses	610	251		5	866
Interest expense		20		16	36
	4,132	271		21	4,424
	297	208		(11)	494
Share of earnings of affiliate			14		14
Other income - net			(62)		(62)
Earnings before the following:	297	208	(48)	(11)	446
Income taxes	60	78			138
Non-controlling interests	51	57		(10)	98
Contribution to consolidated net earnings	186	73	(48)	(1)	210

Information on profit measure

For the three months ended September 30, 2001	Lifeco	Investors	Parjointco	Other	Total
		(in millions of dollars)			
Revenues					
Premium income	2,545				2,545
Net investment income	892	34		(6)	920
Fee income	485	469			954
	3,922	503		(6)	4,419
Expenses					
Insurance claims	2,994				2,994
Commissions, other operating expenses	675	286		6	967
Special charges					-
Interest expense		26		(8)	18
	3,669	312		(2)	3,979
	253	191		(4)	440
Share of earnings of affiliate			3		3
Other income - net			57		57
Earnings before the following:	253	191	60	(4)	500
Income taxes	110	75			185
Amortization of goodwill	16	26		2	44
Non-controlling interests	31	38		(4)	65
Contribution to consolidated net earnings	96	52	60	(2)	206

(unaudited)

Power Financial Corporation

Note 4. Segmented information

Information on profit measure

For the nine months ended September 30, 2002	Lifeco	Investors	Parjointco	Other	Total
		(in millions of dollars)			
Revenues					
Premium income	8,307				8,307
Net investment income	2,704	95		28	2,827
Fee income	1,379	1,397			2,776
	12,390	1,492	-	28	13,910
Expenses					
Insurance claims	9,434				9,434
Commissions, other operating expenses	1,952	805		15	2,772
Interest expense		60		51	111
	11,386	865	-	66	12,317
	1,004	627	-	(38)	1,593
Share of earnings of affiliate			60		60
Other income - net			(62)		(62)
Earnings before the following:	1,004	627	(2)	(38)	1,591
Income taxes	283	240		1	524
Non-controlling interests	184	168		(29)	323
Contribution to consolidated net earnings	537	219	(2)	(10)	744

Information on profit measure

For the nine months ended September 30, 2001	Lifeco	Investors	Parjointco	Other	Total
		(in millions of dollars)			
Revenues					
Premium income	7,612				7,612
Net investment income	2,736	96		10	2,842
Fee income	1,414	1,178			2,592
	11,762	1,274		10	13,046
Expenses					
Insurance claims	8,820				8,820
Commissions, other operating expenses	2,061	740		19	2,820
Special charges	202				202
Interest expense		51		8	59
	11,083	791		27	11,901
	679	483		(17)	1,145
Share of earnings of affiliate			37		37
Other income - net		(96)	73	231	208
Earnings before the following:	679	387	110	214	1,390
Income taxes	258	158		(5)	411
Amortization of goodwill	48	47		5	100
Non-controlling interests	121	68		(10)	179
Contribution to consolidated net earnings	252	114	110	224	700

(unaudited)

Power Financial Corporation

Note 5. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the three months ended September 30 (in millions of dollars)	2002	2001
Net earnings	210	206
Dividends on preferred shares	(12)	(8)
Net earnings available to common shareholders	198	198
Weighted number of common shares outstanding (millions)		
Basic	346.9	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.4)	(2.6)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.7	351.9

For the nine months ended September 30 (in millions of dollars)	2002	2001
Net earnings	744	700
Dividends on preferred shares	(32)	(23)
Net earnings available to common shareholders	712	677
Weighted number of common shares outstanding (millions)		
Basic	346.8	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.3)	(2.7)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.7	351.8

(unaudited)

Power Financial Corporation

Note 6. Other income (expenses), net

(in millions of dollars)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Share of Pargesa non-operating earnings	(62)	57	(62)	73
Gain resulting from the dilution of the Corporation's interest in Investors Group				231
Restructuring costs				(96)
	(62)	57	(62)	208

Note 7. Contingencies

During the second quarter 2002, The Ontario Court of Appeal determined that an appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

Note 8. Other

On June 25, 2002, the Corporation gave notice of its intention to redeem all of its outstanding Variable Rate Exchangeable Debentures, due April 30, 2014, whose principal amount was then approximately $105 million. Pursuant to their rights under the terms of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures exercised their rights to receive a specified number of shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") held by the Corporation. As a result, on July 12, 2002, Power Financial delivered to such holders 5,465,742 shares of BCE (out of a total of 5,465,743 held by the Corporation) and 8,583,325 shares of Nortel in the aggregate (out of a total of 8,583,327), in lieu of the cash proceeds to which they would otherwise been entitled. The shares delivered had a carrying value of approximately $103 million.